PRESS RELEASE

CONTACTS:

Daniel H. Burch (212)-929-5748

Jeanne M. Carr (212)-929-5916

MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

NEWCASTLE PARTNERS ELIMINATES FINANCING CONTINGENCY

AND CALLS ON BOARD TO NEGOTIATE WITH NEWCASTLE IN GOOD FAITH

Dallas, TX – January 9, 2006 — Today, Newcastle Partners, L.P. announced that it has eliminated the financing contingency from its tender offer to purchase all of the outstanding shares of Whitehall Jewellers, Inc. (Pink Sheets: JWLR) for $1.50 per share in cash. With the removal of this condition, all of the conditions to the offer are now truly in the control of Whitehall’s Board of Directors.

Newcastle Partners, through its whole-owned subsidiary, commenced a cash tender offer to purchase all of the outstanding shares of Whitehall on December 5, 2005. On January 4, 2006, Newcastle announced that it was increasing its offer price to $1.50 per share, extending the termination date of the offer to 5:00 pm, New York City time on Friday, January 27, 2006 and eliminating or amending a number of conditions to its offer. Newcastle now believes that the majority of the remaining conditions are now in the control of the Board of Directors of Whitehall.

Newcastle also announced that it had received a letter from Daniel Levy, on behalf of the Whitehall Board, detailing a list of self-serving reasons why Newcastle’s offer is not a superior proposal. Newcastle believes that Whitehall has continued to look for reasons, excuses and smokescreens for why the Newcastle offer cannot proceed, when the Whitehall Board should be working to maximize value for stockholders.

Mark Schwarz, the managing member of Newcastle Partners, stated: “We believe our offer provides Whitehall’s shareholders with a clearly superior alternative to the Prentice transaction. With the elimination of the financing contingency condition from our offer, we do not understand how the Board can justify selling up to 87% of Whitehall to Prentice for as little as $.75 per share rather than allowing stockholders to receive $1.50 per share now.”

Newcastle informed Whitehall’s Board of Directors of the removal of this condition, and responded to Mr. Levy’s letter, by letter today, as follows:

“Newcastle Partners, L.P.

January 9, 2006

Via Facsimile and Federal Express

Richard Berkowitz

Daniel Levy

Norman Patinkin

Sanford Shkolnik

c/o Board of Directors

Whitehall Jewellers, Inc.

155 North Wacker Drive

Chicago, Illinois 60606

Gentlemen:

We are disappointed, although not surprised based on the Whitehall Board’s actions to date, at the Press Release issued by the Board today regarding the letter from one of Newcastle Partners, L.P.’s potential lenders. We are equally disappointed with the subsequent letter to Newcastle received from Daniel Levy, on behalf of the Whitehall Board. The potential lender had determined not to proceed at the present time because Newcastle was forced to pursue litigation against Whitehall and Whitehall’s Board was continuing to urge stockholders to reject Newcastle’s offer. While we believe the Whitehall Board’s description of the letter to be misleading, we do not believe it is productive to engage in discussions regarding this point at the present time. What should be clear however is that this lender remains prepared to provide a senior credit facility in a negotiated transaction between Newcastle and Whitehall. Most importantly, Whitehall’s Board has consistently used the refinancing of the Senior Credit Facility condition, among other things, as a smokescreen for not permitting Whitehall’s stockholders from proceeding with the superior Newcastle transaction.

Newcastle remains committed to proceeding with its offer. In that light, to remove yet another Whitehall manufactured impediment, Newcastle hereby eliminates the refinancing of the senior facility as a condition to its offer, and is prepared to finance the transaction with its cash on hand. With the removal of this condition, all of the conditions to Newcastle’s offer are truly in the control of Whitehall’s Board of Directors.

Mr. Levy’s letter is another example of Whitehall’s Board of Directors manufacturing reasons for why not to proceed with Newcastle, as opposed to acting in the best interests of Whitehall’s stockholders. At this point, our offer is clear, Newcastle will provide all necessary cash to fund both the acquisition and Whitehall’s financing needs pending closing of the merger as detailed below. For the record, Newcastle has on hand sufficient cash to repay all of Whitehall’s outstanding borrowings and to pay Whitehall’s stockholders a substantial premium to market with no closing conditions that are not in the Whitehall Board’s control. Newcastle submitted a draft merger agreement and bridge loan financing agreement to Whitehall late last week, the terms of which Newcastle was requested to negotiate in full. Newcastle’s counsel thereafter contacted Whitehall’s counsel on Friday to suggest that the agreements be negotiated over the weekend. Whitehall’s response was a letter from Dan Levy on Monday detailing the reasons why Whitehall would not proceed. We again call on the Whitehall Board to immediately work for the benefit of all stockholders, rather than working over the weekend to prepare a letter to Newcastle detailing why the Newcastle transaction won’t work, thereby depriving stockholders of a more favorable transaction. Based upon the removal of the financing condition, Newcastle has provided a proposal which is both (i) more favorable from a financial point of view to the Company, its stockholders and its creditors and (ii) has no conditions outside of the control of the board of directors. Let us look at the latest excuses that Whitehall takes to not meet with and negotiate a definitive agreement with us, but rather finds a better use of its time preparing and sending self-serving letters in opposition to our proposal.

1.

“Newcastle Condition that the Senior Credit Facility be Refinanced Cannot Be Satisfied.” Newcastle has removed this condition. Newcastle hereby represents and is prepared to provide Whitehall that it has cash on hand sufficient to pay off Whitehall’s senior credit facility in full by January 31, 2006, pay off the Back Bay subordinated facility and pay off the $30 million Prentice Bridge Loan.

2.

“Newcastle has not provided information about funding for its condition that the $30 million Prentice Bridge Loan Be Refinanced with Board Approval.” Newcastle will use cash on hand to repay the $30 million Prentice Bridge Loan (including prepayment penalties). Newcastle has provided a draft of a replacement credit facility for the Prentice Bridge Loan which would be provided simultaneously with the signing of a definitive merger agreement on substantially the same economic terms as the existing Prentice facility, without an equity compensation feature like Prentice had. Newcastle remains prepared to discuss any and all changes to the documents reasonably requested by Whitehall.

3.

“Newcastle has not detailed its Plans with respect to the Venders.” On the contrary, Newcastle has stated that it is willing to fulfill all obligations under the existing agreement between the Company and its trade vendors. Based upon discussions with representatives of Newcastle, Newcastle believes the trade vendors will continue to honor their agreement. Newcastle can only question why the Whitehall Board thinks that the trade vendors would prefer the Prentice transaction, where their deferred payments are subordinate to the Back Bay and Prentice loans, to a recapitalized Whitehall under Newcastle, where those loans do not exist and the trade is senior to Newcastle’s equity which replaces those facilities. Further, our offer is not subject to the agreement with the trade remaining in effect.

4.	“Newcastle has not detailed its Plan with respect to Required Working Capital.” This excuse by the Board is nonsensical. Newcastle is buying 100%

of Whitehall’s stock and as a result of the removal of financing condition will fund the repayment of all of the Company’s outstanding borrowings and its obligations to the trade. Suffice it to say, Newcastle as a result will fund between $130 million to $150 million of new cash to Whitehall. How Newcastle deals with working capital post closing is irrelevant.

5.

“Newcastle has not committed to an escrow during the Prentice Match Periods.” Newcastle is prepared to review and negotiate an appropriate agreement to provide Whitehall with the necessary assurance that its cash on hand will remain in place during the notice period to Prentice. While Newcastle believes a cash escrow arrangement is unnecessary, Newcastle is prepared to review an escrow arrangement. What Newcastle is not prepared to do is to continue to guess what Whitehall’s directors and its many lawyers will require on this point. What Whitehall’s Board should be concerned with is working with Newcastle to implement a procedure that allows all of Whitehall’s constituents to benefit from a superior proposal rather than be forced to accept an inferior offer from Prentice by creating artificial obstacles.

As we have continually said, we do not believe the Prentice financing proposal is in Whitehall’s or its stockholders’ best interests. We would welcome the opportunity to proceed forward and discuss any reasonable changes to the draft merger agreement and bridge financing agreements we previously submitted to Whitehall. Our offer is fully capable of being promptly consummated. We call on the Whitehall Board to stop using smear tactics and misstatements in its public filings, and to carefully review our offer and negotiate with us in good faith. We are confident that under such a circumstance a definitive merger agreement can be promptly negotiated and executed with the tender offer closed by January 31, 2006. Under these circumstances, we do not understand how the Board can justify selling up to 87% of Whitehall to Prentice for as little as $.75 per share rather than allowing stockholders to receive $1.50 per share now from our offer.

Newcastle and its representatives stand ready to meet with the Board of Directors and its representatives as soon as possible. Please contact the undersigned at (214) 661-7474 or our counsel, Steven Wolosky (212-451-2333) or Adam Finerman (212-451-2289), to discuss any questions the Board might have.

Very truly yours,

NEWCASTLE PARTNERS, L.P.

By: Newcastle Capital Management, L.P., its general partner
By: Newcastle Capital Group, L.L.C., its general partner

By: _______________________________
Mark Schwarz, Managing Member

cc:	Mr. Robert L. Baumgardner,
Chief Executive Officer”

The solicitation and the offer to buy Whitehall Jewellers, Inc.’s common stock is only made pursuant to the Offer to Purchase and related materials that Newcastle Partners, L.P. and JWL Acquisition Corp. filed on December 5, 2005, as amended December 22, 2005, January 4, 2006, January 5, 2006 and January 9, 2006. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from MacKenzie Partners, the Information Agent for the offer, or from Newcastle Partners, L.P.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Newcastle Partners, L.P. (“Newcastle”), together with the other Participants (as defined below), has made a definitive filing with the SEC of a proxy statement (the “Definitive Proxy Statement”) and accompanying proxy card to be used to solicit votes against proposals of Whitehall Jewellers, Inc. (the “Company”) relating to a pending financing transaction between the Company and investment funds managed by Prentice Capital Management, L.P. and Holtzman Opportunity Fund, L.P. and for the election of its slate of director nominees at a special meeting of stockholders scheduled for January 19, 2006 (the “Special Meeting”).

NEWCASTLE ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS RELATING TO THE SPECIAL MEETING AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS, WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885 OR BY E-MAIL AT: PROXY@MACKENZIEPARTNERS.COM.

THE PARTICIPANTS IN THE PROXY SOLICITATION ARE NEWCASTLE PARTNERS, L.P., NEWCASTLE CAPITAL MANAGEMENT, L.P., NEWCASTLE CAPITAL GROUP, L.L.C, JWL ACQUISITION CORP., MARK E. SCHWARZ, STEVEN J. PULLY, JOHN P. MURRAY, MARK A. FORMAN AND CLINTON J. COLEMAN (THE “PARTICIPANTS”). INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE 13D JOINTLY FILED WITH THE SEC ON APRIL 19, 2005, AS SUBSEQUENTLY AMENDED ON JULY 7, 2005, OCTOBER 27, 2005, NOVEMBER 30, 2005, DECEMBER 5, 2005, DECEMBER 14, 2005, DECEMBER 29, 2005, JANUARY 5, 2006 AND JANUARY 9, 2006 AND THE DEFINITIVE PROXY STATEMENT.